Exhibit 99.1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES

REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1.	For the quarterly period ended June 30, 2020

2.	Commission identification number 58648

3.	BIR Tax Identification No. 000-410-840-000

4.	Exact name of issuer as specified in its charter

Melco Resorts and Entertainment (Philippines) Corporation

5.	Province, country or other jurisdiction of incorporation or organization

Philippines

6.	Industry Classification Code: (SEC Use Only)

7.	Address of issuer’s principal office Postal Code

Asean Avenue cor. Roxas Boulevard, Brgy. Tambo                    1701

Parañaque City

8.	Issuer’s telephone number, including area code

(02) 8691-8899

9.	Former name, former address and former fiscal year, if changed since last report

N/A

10.	Securities registered pursuant to Sections 8 and 12 of the Code, or Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding as of June 30, 2020
Common	11,377.5294 (fractions are the result of the recently concluded reverse stock split)

11.	Are any or all of the securities listed on a Stock Exchange?

Yes  ☐    No  ☒

If yes, state the name of such Stock Exchange and the class/es of securities listed therein:

12.	Indicate by check mark whether the registrant:

(a)

has filed all reports required to be filed by Section 17 of the Code and SRC Rule 17 thereunder or Sections 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding twelve (12) months (or for such shorter period the registrant was required to file such reports)

Yes  ☒    No  ☐

(b)	has been subject to such filing requirements for the past ninety (90) days.

Yes  ☒    No  ☐

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

The unaudited condensed consolidated financial statements as of June 30, 2020 and for the three and six months ended June 30, 2020 and the audited consolidated balance sheet as of December 31, 2019 and the related notes to the unaudited condensed consolidated financial statements of Melco Resorts and Entertainment (Philippines) Corporation (the “Company” or “MRP”) and its subsidiaries (collectively, “the Group” or “we”) are filed as part of this Form 17-Q as Appendix I.

There are no material events subsequent to the end of this interim period that have not been reflected in the unaudited condensed consolidated financial statements filed as part of this report.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following management’s discussion and analysis relates to the consolidated financial information and operating results of the Group and should be read in conjunction with the accompanying unaudited condensed consolidated financial statements and related notes of the Group as of June 30, 2020 and for the three and six months then ended.

Overview and Operation Plans

The Company, through its subsidiaries, is engaged in the development and operation of City of Dreams Manila, an integrated hotel, gaming, retail and entertainment complex within the Entertainment City. The Company’s subsidiaries, MPHIL Holdings No. 1 Corporation (“MPHIL Holdings No. 1”), MPHIL Holdings No. 2 Corporation (“MPHIL Holdings No. 2”), and Melco Resorts Leisure (PHP) Corporation (“Melco Resorts Leisure”) (MPHIL Holdings No. 1, MPHIL Holdings No. 2 and Melco Resorts Leisure are collectively referred to as the “MPHIL Holdings Group”), together with SM Investments Corporation (“SMIC”), Belle Corporation (“Belle”) and PremiumLeisure and Amusement, Inc. (“PLAI”) (SMIC, Belle and PLAI are collectively referred to as the “Philippine Parties”) (MPHIL Holdings Group and the Philippine Parties are collectively referred to as the “Licensees”), are the holders of the regular license issued by the Philippine Amusement and Gaming Corporation (“PAGCOR”) for the development of City of Dreams Manila (the “Regular License”).

The Company is an indirect subsidiary of Melco Resorts & Entertainment Limited (“Melco”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia and Europe with its American Depositary Shares traded on the NASDAQ Global Select Market in the United States of America. The Group, through Melco Resorts Leisure, is responsible for the management and operation of City of Dreams Manila and its fit-out, including furniture, fixtures and equipment (including gaming equipment), as well as working capital expenses, non-real property improvements and personal property. Belle was responsible for provision of the land and building structures of City of Dreams Manila, including maintenance of the land where City of Dreams Manila is located.

Prior to May 2016, the ultimate holding company of MRP was Melco. Melco, in turn, was majority held by Melco International Development Limited (“Melco International”), a Hong Kong-listed company, and Crown Resorts Limited (“Crown”), an Australian-listed corporation through their respective subsidiaries.

In May 2016, as a result of the completion of the shares repurchase by Melco from a subsidiary of Crown, followed by cancellation of such shares and with certain changes in the composition of the board of directors of Melco, Melco International became the Company’s ultimate holding company and Melco became one of the Company’s intermediate holding companies.

In February 2017, Melco International completed the further acquisition of shares of Melco from Crown and as a result, Melco International became the sole majority shareholder of Melco and the Company’s ultimate holding company for all purposes.

On February 1, 2017, the Board of Directors of the Company approved the change of the Company’s name to Melco Resorts and Entertainment (Philippines) Corporation. Such change was also approved by the Company’s stockholders at the Special Stockholders’ Meeting on April 7, 2017 and by the Philippine Securities and Exchange Commission (the “SEC”) on May 19, 2017.

On April 7, 2017, the boards of directors and stockholders of MPHIL Holdings No. 1, MPHIL Holdings No. 2 and Melco Resorts Leisure, respectively, approved the change of their corporate names to the present ones. On May 25, 2017, the SEC approved the change of corporate names of MPHIL Holdings No. 1 and MPHIL Holdings No. 2 while the change of corporate name of Melco Resorts Leisure was approved by the SEC on May 30, 2017.

In the first quarter of 2020, the Philippines became affected by the recent outbreak of viral pneumonia caused by a coronavirus strain, later identified as the Covid-19, which prompted the President of the Philippines to declare a state of public health emergency throughout the country. Enhanced community quarantine was imposed from March 16, 2020 and was extended to May 15, 2020, which includes measures such as suspension of land, domestic air and domestic sea travel, strict home quarantine, limitation of foreign travel particularly from countries with Covid-19 cases, prohibition of mass gatherings, and suspension of non-essential work at various government and private offices. PAGCOR also suspended all land-based casino operations in Metro Manila for the duration of the enhanced community quarantine period which has significantly disrupted the operations of City of Dreams Manila. On May 12, 2020, the Philippine government announced the implementation of a modified enhanced community quarantine, which was scheduled to take effect from May 16, 2020 to May 31, 2020, and subsequently further announced the implementation of a general community quarantine in Metro Manila from June 1, 2020 which was extended until July 31, 2020. In June 2020, City of Dreams Manila was allowed by PAGCOR to undertake a dry run/trial run of its gaming and hospitality operations with only a limited number of participants strictly adhering to the new guidelines on social distancing and hygiene and sanitation procedures imposed by the Philippine government. The PAGCOR- sanctioned dry run/trial run aimed to address all potential operational concerns to achieve a seamless reopening for City of Dreams Manila. However, on August 3, 2020, the President of the Philippines reimposed a modified enhanced community quarantine in Metro Manila until August 18, 2020 due to the rising number of Covid-19 cases. During the period of the quarantine, our casino gaming operations continue to remain closed.

City of Dreams Manila had its grand opening on February 2, 2015. This integrated casino resort at Entertainment City, Manila Bay, Manila, is solely operated and managed by Melco Resorts Leisure. The dynamic and innovative resort complex, located on an approximately 6.2 hectare site at the gateway to Entertainment City, includes entertainment, hotel, retail, dining and lifestyle experiences with aggregate gaming space, including VIP and mass market gaming facilities with up to approximately 380 gaming tables, 1,700 slot machines and 1,700 electronic table games. For the three months ended June 30, 2020, City of Dreams Manila had an average number of 301 gaming tables, 1,966 slot machines and 307 electronic table games in operation. The integrated resort features distinctive entertainment venues, namely, DreamPlay by DreamWorks, Manila’s first branded family entertainment center; Centerplay, a live performance central lounge inside the casino; and the two facilities introduced in the latter part of 2018: the VR Zone and K-Golf. The VR Zone is housed at The Garage, a food park with carefully curated selections of food and beverage trucks and trailers set in a comfortable, air-conditioned space located at the upper ground floor. K-Golf is an indoor golf simulator with state of the art technology that features some of the most popular golf courses around the world in 3D graphics. Both are located at the Upper Ground level. Until they closed in October 2018 to give way to their conversion as a luxurious gaming space, Chaos was a dynamic night club that offered entertainment by live bands and world-class DJs and Pangaea was an ultra-gaming lounge that offered world-class gaming and an exclusive bar. Both are now encapsulated within the Fortune Egg, a domelike structure accented with creative external lighting, which is a centerpiece attraction of the property.

City of Dreams Manila also includes an approximately 260 room Nüwa Hotel Manila (“Nüwa Manila”), a 365 room Hyatt City of Dreams Manila, which was rebranded as Hyatt Regency, City of Dreams Manila (“Hyatt Regency”), and Asia’s first Nobu Hotel Manila (“Nobu Manila”) with 321 rooms. Nüwa Manila is designed to cater to the premium end of the market in Manila. Hyatt Regency is a modern and international full service hotel and leverages Hyatt’s international experience and knowledge in the operation of full service hotels throughout the world. Nobu Manila offers a fusion of laid-back luxury and exclusive guestroom and spa services.

City of Dreams Manila delivers a distinct entertainment and hospitality experience in the Philippines and will ultimately play a key role in strengthening the depth and diversity of Manila’s leisure, business and tourism offerings, enhancing its growing position as one of Asia’s premier leisure destinations. It has been developed to specifically meet the needs of the large, rapidly growing and increasingly diverse audience of leisure and entertainment seekers both in the Philippines and those visiting Manila from across the Asia region and around the world.

Subsidiaries of MRP

As of June 30, 2020 and December 31, 2019, MRP’s wholly-owned subsidiaries comprise the MPHIL Holdings Group. MPHIL Holdings No. 1, MPHIL Holdings No. 2 and Melco Resorts Leisure all of which are incorporated in the Philippines and registered with the SEC. The primary purposes of MPHIL Holdings No. 1 and MPHIL Holdings No. 2 are investment holding and the primary purpose of Melco Resorts Leisure is to develop and operate tourist facilities, including hotel casino entertainment complexes with hotel, retail and amusement areas and themed development components and to engage in casino gaming activities.

Activities of MPHIL Holdings Group

On July 5, 2012, Melco, through its indirect subsidiary, entered into a memorandum of agreement (the “MOA”) with SMIC and certain of its subsidiaries (the “SM Group”), Belle and PLAI for the development of City of Dreams Manila. Further to the MOA, on October 25, 2012, the MPHIL Holdings Group entered into a cooperation agreement (the “Cooperation Agreement”) and other related arrangements with the SM Group, Belle and PLAI. Melco Resorts Leisure also entered into a lease agreement on October 25, 2012 with Belle for the lease of the land and buildings for City of Dreams Manila (the “Lease Agreement”).

On March 13, 2013, the Cooperation Agreement and the Lease Agreement became effective upon the completion of the closing arrangement conditions, with minor changes to the original terms (except for certain provisions in the Cooperation Agreement which were effective on signing). In addition, the MPHIL Holdings Group and the Philippine Parties entered into an operating agreement on March 13, 2013 pursuant to which Melco Resorts Leisure was granted the exclusive right to manage, operate and control City of Dreams Manila (the “Operating Agreement”).

On December 19, 2013, Melco Resorts Leisure priced its ₱15 billion aggregate principal amount of Senior Notes at par, with a maturity date of January 24, 2019 (the “Senior Notes”). The issuance of the Senior Notes was completed on January 24, 2014. The net proceeds from the issuance of Senior Notes were used to fund the City of Dreams Manila project, refinance debt and general corporate purposes. On October 9, 2017, Melco Resorts Leisure partially redeemed the Senior Notes in an aggregate principal amount of ₱7.5 billion, together with accrued interest. On August 31, 2018, Melco Resorts Leisure again made a partial redemption together with accrued interest on the Senior Notes in an aggregate principal amount of ₱5.5 billion. On December 28, 2018, Melco Resorts Leisure completed the redemption of the remaining outstanding balance of the Senior Notes in the aggregate principal amount of ₱2 billion.

PAGCOR issued a Regular License dated April 29, 2015 to replace the provisional license (“Provisional License”) to the Licensees for the operation of City of Dreams Manila. This Regular License has the same terms and conditions as the Provisional License and is valid until July 11, 2033.

On October 31, 2018, MCO (Philippines) Investments Limited (“MCO Investments”) conducted a voluntary tender offer (“Tender Offer”) for up to One Billion Five Hundred Sixty Nine Million Seven Hundred Eighty Six Thousand Seven Hundred Sixty Eight (1,569,786,768) outstanding common shares of the Company held by the public, at a price of ₱7.25 per share, for the purpose of increasing and consolidating its interests in MRP.

The Tender Offer ended on November 29, 2018 and the total tendered shares, amounting to 1,338,477,668 common shares of MRP, were crossed (the “Cross Transaction”) over the facilities of the Philippine Stock Exchange (“PSE”) on December 10, 2018. An additional 107,475,300 shares were acquired by MCO Investments from December 6, 2018 until December 10, 2018 when trading of MRP shares were automatically suspended by the PSE after the Cross Transaction. As a result, MCO Investments became the owner, directly and indirectly through MPHIL Corporation, formerly MCE (Philippines) Investments No.2 Corporation, (“MPHIL”), of a total of 5,570,233,532 common shares of MRP as of December 10, 2018.

Upon the conclusion of the Tender Offer, MRP’s public ownership level fall below the 10% required threshold under the Minimum Public Ownership Rules of the PSE. As a result, the trading of MRP shares was suspended by the PSE on December 10, 2018.

Since MRP’s public ownership has remained below the 10% required threshold for a period of six (6) months beginning on December 10, 2018, MRP was automatically delisted from the PSE on June 11, 2019 (the “Delisting”).

In consideration of the Delisting, in May 2019 MRP retired all outstanding awards under its Share Incentive Plan, including unvested restricted shares, unvested share options and vested but unexercised share options, by the payment of cash to the affected grantees.

On April 24, 2019, the Boards of Directors of the Group approved a proposal to implement an equity restructuring for the purpose of eliminating the aggregated accumulated deficit for the Group of approximately ₱15,709,963,000 as of December 31, 2018 by applying the additional paid-in capital against the accumulated deficits of each of the companies under the Group. This proposal was approved by the SEC on October 15, 2019.

On June 24, 2019, at the Annual Stockholders Meeting of MRP, the stockholders of the Corporation approved a further amendment to the Amended Articles of Incorporation of MRP to increase the par value of its shares from ₱1.00 per share to ₱500,000.00 per share (“Reverse Stock Split”). The Reverse Stock Split was approved by the SEC on May 12, 2020. Following the Reverse Stock Split, on June 17, 2020, MRP filed with the SEC a Petition for Voluntary Revocation of Order of Registration and Permit to Sell Securities to the Public and Exemption from Reportorial Requirements under the Securities Regulations Code (the “Petition”). The Petition is currently pending the approval of the SEC.

As of June 30, 2020, Melco, through its subsidiaries, MCO Investments and MPHIL, held an indirect ownership in MRP of 97.92%.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

a.

Adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, payments to the Philippine Parties under the Cooperation Agreement, pre-opening costs, share-based compensation, corporate expenses, property charges and other and other non-operating income and expenses.

b.	Revenue Growth: measures the percentage change in revenue over a period of time. It is regularly monitored on a per product and per client basis.

c.	Net Income: measures the profitability of the Group.

d.

Basic Earnings (Loss) Per Share: measures how much a stockholder earns in the Net Profit (Loss) of the Group. Basic Earnings (Loss) per share is calculated by dividing Net Profit (Loss) by the weighted average number of common shares issued and outstanding during a particular period of time.

e.	Diluted Earnings (Loss) Per Share: is calculated in the same manner as per Basic Earnings (Loss) Per Share, adjusted for the dilutive effect of any potential common shares.

f.	Rolling Chip Volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

g.

Rolling Chip Win Rate: rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume.

h.	Mass Market Table Games Drop: the amount of table games drop in the mass market table games segment.

i.

Mass Market Table Games Hold Percentage: mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop.

j.	Table Games Win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues.

k.	Gaming Machine Handle: the total amount wagered in gaming machines.

l.

Gaming Machine Win Rate: gaming machine win (calculated before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle.

m.

Average Daily Rate: calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day.

n.	Occupancy Rate: the average percentage of available hotel rooms occupied, including complimentary rooms, during a period.

o.

Revenue Per Available Room or REVPAR: calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Operating Results for the Three Months Ended June 30, 2020 Compared to the Three Months Ended June 30, 2019

(in thousands of Philippine peso, except per share and % change data)
	For the three months ended June 30, 2020		For the three months ended June 30, 2019		VERTICAL ANALYSIS		HORIZONTAL ANALYSIS
					% to Revenues		Change from Prior Period
					2020	2019
Net operating revenues
Casino		291,381		7,514,392	75%	82%		(7,223,011)	-96%
Rooms		58,619		790,572	15%	9%		(731,953)	-93%
Food and beverage		15,031		712,793	4%	8%		(697,762)	-98%
Entertainment, retail and other		22,217		153,842	6%	2%		(131,625)	-86%

Total net operating revenues		387,248		9,171,599	100%	100%		(8,784,351)	-96%

Operating costs and expenses
Gaming tax and license fees		(88,819)		(2,352,350)	-23%	-26%		2,263,531	-96%
Inventories consumed		(9,091)		(235,271)	-2%	-3%		226,180	-96%
Employee benefit expenses		(771,621)		(1,148,435)	-199%	-13%		376,814	-33%
Depreciation and amortization		(868,293)		(1,026,370)	-224%	-11%		158,077	-15%
Other expenses		(854,203)		(1,543,104)	-221%	-17%		688,901	-45%
Payments to the Philippine Parties		141,904		(1,201,892)	37%	-13%		1,343,796	-112%

Total operating costs and expenses		(2,450,123)		(7,507,422)	-633%	-82%		5,057,299	-67%

Operating (loss) profit		(2,062,875)		1,664,177	-533%	18%		(3,727,052)	-224%

Non-operating income (expenses)
Interest income		26,590		17,963	7%	0%		8,627	48%
Interest expenses		(545,679)		(544,992)	-141%	-6%		(687)	0%
Foreign exchange gains (losses), net		522		(210)	0%	0%		732	-349%

Total non-operating expenses, net		(518,567)		(527,239)	-134%	-6%		8,672	-2%

(Loss) profit before income tax		(2,581,442)		1,136,938	-667%	12%		(3,718,380)	-327%
Income tax credit		173,410		3,278	45%	0%		170,132	5190%

Net (loss) profit		(2,408,032)		1,140,216	-622%	12%		(3,548,248)	-311%
Other comprehensive income		—		—	0%	0%		—	N/A

Total comprehensive (loss) income		(2,408,032)		1,140,216	-622%	12%		(3,548,248)	-311%

Basic (Loss) Earnings Per Share	(₱	0.94)	₱	0.20			(₱	1.14)	-570%

Diluted (Loss) Earnings Per Share	(₱	0.94)	₱	0.20			(₱	1.14)	-570%

In connection with the outbreak of the coronavirus (Covid-19) in the first quarter of 2020, severe travel restrictions, temporary business closures and other prohibitions have been imposed by the Philippines and other countries throughout the world, which has significantly disrupted the Group’s operations. On March 12, 2020, Metro Manila was placed under an enhanced community quarantine by the government of the Philippines from March 16, 2020, which has since been extended to May 31, 2020 under a modified enhanced community quarantine, which has been further extended to July 31, 2020 under a general community quarantine. In view of this, PAGCOR ordered the suspension of all land-based casino operations in Metro Manila, which includes City of Dreams Manila, for the duration of the quarantine period. In June 2020, City of Dreams Manila was allowed by PAGCOR to undertake a dry run/trial run of its gaming and hospitality operations with only a limited number of participants strictly adhering to the new guidelines on social distancing and hygiene and sanitation procedures imposed by the government of the Philippines. The PAGCOR-sanctioned dry run/trial run aims to address all potential operational concerns to achieve a seamless reopening for City of Dreams Manila. However, on August 3, 2020, the President of the Philippines reimposed a modified enhanced community quarantine in Metro Manila until August 18, 2020 due to the rising number of Covid-19 cases and the dry run/trial run was halted. The Covid-19 outbreak and the related events have also caused severe disruptions to the Group’s resort tenants and other business partners, which may increase the risk of these entities defaulting on their contractual obligations with the Group. The disruptions to the Group’s business had material adverse effects on its financial condition and operations for the six months ended June 30, 2020. As the disruptions are ongoing, such adverse effects have continued beyond the second quarter of 2020 and may worsen. The Group is unable to reasonably estimate the financial impact to the Group’s future results of operations, cash flows and financial condition due to uncertainties surrounding the business closures, travel restrictions and other events related to the Covid-19 outbreak.

As a result of the Covid-19 outbreak and temporary closure, the net loss for the three months ended June 30, 2020 was ₱2,408.0 million, compared to a net profit of ₱1,140.2 million for the three months ended June 30, 2019, which is primarily related to the drop in total net operating revenues as a result of the temporary closures of business and imposition of prohibition measures, partially offset by lower operating costs and expenses during the current period.

Revenues

Total net operating revenues were ₱387.2 million for the three months ended June 30, 2020, as compared to ₱9,171.6 million for the three months ended June 30, 2019. Affected by the temporary closure of business and other prohibitions, there was a decrease in both casino and non-casino revenues.

Casino – Casino revenues for the three months ended June 30, 2020 were ₱291.4 million, as compared to ₱7,514.4 million for the three months ended June 30, 2019. The decrease was primarily due to (i) lower gross gaming revenues of ₱10,410.7 million as the imposition of travel restrictions, temporary business closures and other measures taken by the Philippines and other countries throughout the world significantly disrupted the Group’s operations, partially offset by (ii) ₱3,187.7 million lower commissions paid to gaming promoters and complimentary goods and services.

Rolling chip volume for the three months ended June 30, 2020 was ₱7.3 billion, as compared to ₱98.8 billion for the three months ended June 30, 2019. Rolling chip win rate for the three months ended June 30, 2020 was 3.38% which reflected a decrease from the 5.21% win rate for the three months ended June 30, 2019.

In the mass market table games segment, mass market table games drop was ₱0.4 billion for the three months ended June 30, 2020, as compared to ₱10.0 billion for the three months ended June 30, 2019. The mass market table games hold percentage was 24.3% for the three months ended June 30, 2020 versus 30.4% for the three months ended June 30, 2019.

Gaming machine handle for the three months ended June 30, 2020 was ₱1.5 billion, compared with ₱49.0 billion for the three months ended June 30, 2019. The gaming machine win rate was 6.6% for the three months ended June 30, 2020 versus 5.4% for the three months ended June 30, 2019.

As a result of the government-mandated closures or social distancing measures in relation to the Covid-19 outbreak, table games and gaming machines that were not in operation during the three months ended June 30, 2020 have been excluded. Therefore, the average number of table games and average number of gaming machines for the three months ended June 30, 2020 were 301 and 2,273, respectively, as compared to 306 and 2,271, respectively, for the three months ended June 30, 2019. Average net win per table game per day and average net win per gaming machine per day for the three months ended June 30, 2020 were ₱75,087 and ₱2,954, respectively, as compared to ₱294,108 and ₱12,898, respectively, for the three months ended June 30, 2019.

Rooms – Room revenues from Nüwa Manila, Nobu Manila and Hyatt Regency amounted to ₱58.6 million for the three months ended June 30, 2020, as compared to ₱790.6 million for the three months ended June 30, 2019, primarily due to the drop in occupancy rates as compared to the three months ended June 30, 2019. The room statistics exclude rooms that were temporarily closed or provided to staff members during the three months ended June 30, 2020. City of Dreams Manila’s average daily rates, occupancy rates and REVPAR for the three months ended June 30, 2020 were ₱15,667, 25.8% and ₱4,039, respectively, as compared to ₱9,434, 98.1% and ₱9,258, respectively, for the three months ended June 30, 2019.

Food, beverage and others – Other non-casino revenues for the three months ended June 30, 2020 included food and beverage revenues of ₱15.0 million and entertainment, retail and other revenues of ₱22.2 million. Other non-casino revenues for the three months ended June 30, 2019 included food and beverage revenues of ₱712.8 million and entertainment, retail and other revenues of ₱153.8 million. The decreases were attributable to operation disruptions due to the mitigation measures for the outbreak of Covid-19.

Operating costs and expenses

Total operating costs and expenses were ₱2,450.1 million for the three months ended June 30, 2020, as compared to ₱7,507.4 million for the three months ended June 30, 2019. The decrease in operating costs was mainly due to decreases in gaming tax and license fees, inventories consumed, other expenses, payments to the Philippine Parties as well as employee benefit expenses.

Gaming tax and license fees for the three months ended June 30, 2020 amounted to ₱88.8 million, as compared to ₱2,352.4 million for the three months ended June 30, 2019. The decrease is in line with the decreased gross gaming revenues.

Inventories consumed for the three months ended June 30, 2020 and 2019 amounted to ₱9.1 million and ₱235.3 million, respectively. The decrease is in line with the disrupted operations.

Employee benefit expenses for the three months ended June 30, 2020 amounted to ₱771.6 million, as compared to ₱1,148.4 million for the three months ended June 30, 2019. The decrease was primarily due to lower basic salaries, allowances, bonuses and other amenities as a result of temporary closures of business and imposition of prohibition measures.

Depreciation and amortization for the three months ended June 30, 2020 and 2019 amounted to ₱868.3 million and ₱1,026.4 million, respectively. The decrease was primarily due to certain assets having been fully depreciated last year.

Other expenses for the three months ended June 30, 2020 amounted to ₱854.2 million, as compared to ₱1,543.1 million for the three months ended June 30, 2019. The decrease was mainly due to lower trademark license fees, lower facilities and supplies expenses, lower management fee expenses, lower other gaming operations expenses as well as lower advertising, marketing, promotional and entertainment expenses.

Payments to the Philippine Parties represented the agreed-upon payments to PLAI calculated in accordance with the Operating Agreement and related supplementary agreements. The credit balance was primarily due to the sharing of gaming loss results by the Philippine Parties based on the agreed calculation terms during the period.

Non-operating expenses, net

Interest income was ₱26.6 million for the three months ended June 30, 2020 as compared to ₱18.0 million for the three months ended June 30, 2019. The increase was due to more deposits being placed with the bank during the three months ended June 30, 2020 compared to the same period in 2019.

Interest expenses were ₱545.7 million for the three months ended June 30, 2020 as compared to ₱545.0 million for the three months ended June 30, 2019. No material fluctuations noted for the period.

Net foreign exchange gains were ₱0.5 million for the three months ended June 30, 2020 as compared to net foreign exchange losses of ₱0.2 million for the three months ended June 30, 2019, mainly arising from the translation of foreign currency denominated bank balances and payables at the period-end closing rate.

Income tax credit

The income tax credits for the three months ended June 30, 2020 and 2019 primarily represented deferred tax credits arising from net unrealized foreign exchange (losses) gains for the period.

Net (loss) profit

As a result of the foregoing, the Group had a net loss of ₱2,408.0 million for the three months ended June 30, 2020, as compared to a net profit of ₱1,140.2 million for the three months ended June 30, 2019.

Operating Results for the Six Months Ended June 30, 2020 Compared to the Six Months Ended June 30, 2019

(in thousands of Philippine peso, except per share and % change data)
	For the six months ended June 30, 2020		For the six months ended June 30, 2019		VERTICAL ANALYSIS		HORIZONTAL ANALYSIS
					% to Revenues		Change from Prior Period
					2020	2019
Net operating revenues
Casino		4,620,323		13,513,443	77%	81%		(8,893,120)	-66%
Rooms		718,784		1,506,429	12%	9%		(787,645)	-52%
Food and beverage		560,768		1,366,258	9%	8%		(805,490)	-59%
Entertainment, retail and other		135,827		291,819	2%	2%		(155,992)	-53%

Total net operating revenues		6,035,702		16,677,949	100%	100%		(10,642,247)	-64%

Operating costs and expenses
Gaming tax and license fees		(1,659,740)		(4,490,310)	-27%	-27%		2,830,570	-63%
Inventories consumed		(185,294)		(451,610)	-3%	-3%		266,316	-59%
Employee benefit expenses		(2,007,323)		(2,131,274)	-33%	-13%		123,951	-6%
Depreciation and amortization		(1,752,209)		(2,072,582)	-29%	-12%		320,373	-15%
Other expenses		(2,246,336)		(3,099,190)	-37%	-19%		852,854	-28%
Payments to the Philippine Parties		(250,443)		(1,938,025)	-4%	-12%		1,687,582	-87%

Total operating costs and expenses		(8,101,345)		(14,182,991)	-134%	-85%		6,081,646	-43%

Operating (loss) profit		(2,065,643)		2,494,958	-34%	15%		(4,560,601)	-183%

Non-operating income (expenses)
Interest income		51,992		23,197	1%	0%		28,795	124%
Interest expenses		(1,092,432)		(1,087,826)	-18%	-7%		(4,606)	0%
Foreign exchange gains (losses), net		8,294		(13,238)	0%	0%		21,532	-163%

Total non-operating expenses, net		(1,032,146)		(1,077,867)	-17%	-6%		45,721	-4%

(Loss) profit before income tax		(3,097,789)		1,417,091	-51%	8%		(4,514,880)	-319%
Income tax credit		169,402		9,892	3%	0%		159,510	1613%

Net (loss) profit		(2,928,387)		1,426,983	-49%	9%		(4,355,370)	-305%
Other comprehensive income		—		—	0%	0%		—	N/A

Total comprehensive (loss) income		(2,928,387)		1,426,983	-49%	9%		(4,355,370)	-305%

Basic (Loss) Earnings Per Share	(₱	0.71)	₱	0.25			(₱	0.96)	-384%

Diluted (Loss) Earnings Per Share	(₱	0.71)	₱	0.25			(₱	0.96)	-384%

As a result of the Covid-19 outbreak and temporary closure, net loss for the six months ended June 30, 2020 was ₱2,928.4 million, compared to a net profit of ₱1,427.0 million for the six months ended June 30, 2019, which is primarily related to the drop in total net operating revenues as a result of the temporary closures of business and imposition of prohibition measures, partially offset by lower operating costs and expenses during the current period.

Revenues

Total net operating revenues were ₱6,035.7 million for the six months ended June 30, 2020, as compared to ₱16,677.9 million for the six months ended June 30, 2019. Affected by the temporary closure of business and other prohibitions, there was a decrease in both casino and non-casino revenues.

Casino – Casino revenues for the six months ended June 30, 2020 were ₱4,620.3 million, as compared to ₱13,513.4 million for the six months ended June 30, 2019. The decrease was primarily due to (i) lower gross gaming revenues of ₱13,249.4 million as the imposition of travel restrictions, temporary business closures and other measures taken by the Philippines and other countries throughout the world significantly disrupted the Group’s operations, partially offset by (ii) ₱4,356.3 million lower commissions paid to gaming promoters and complimentary goods and services.

Rolling chip volume for the six months ended June 30, 2020 was ₱66.3 billion, as compared to ₱218.5 billion for the six months ended June 30, 2019. Rolling chip win rate for the six months ended June 30, 2020 was 3.68%, which was a decrease from the 4.10% win rate for the six months ended June 30, 2019.

In the mass market table games segment, mass market table games drop was ₱8.4 billion for the six months ended June 30, 2020, as compared to ₱19.7 billion for the six months ended June 30, 2019. The mass market table games hold percentage was 33.1% for the six months ended June 30, 2020, as compared to 30.5% for the six months ended June 30, 2019.

Gaming machine handle for the six months ended June 30, 2020 was ₱45.3 billion, compared with ₱96.6 billion for the six months ended June 30, 2019. The gaming machine win rate was 4.2% for the six months ended June 30, 2020 versus 5.6% for the six months ended June 30, 2019.

As a result of the government-mandated closures or social distancing measures in relation to the Covid-19 outbreak, table games and gaming machines that were not in operation during the six months ended June 30, 2020 have been excluded. Therefore, average number of table games and average number of gaming machines for the six months ended June 30, 2020 were 299 and 2,289, respectively, as compared to 304 and 2,256, respectively, for the six months ended June 30, 2019. Average net win per table games per day and average net win per gaming machine per day for the six months ended June 30, 2020 were ₱193,045 and ₱9,304, respectively, as compared to ₱271,812 and ₱13,276, respectively, for the six months ended June 30, 2019.

Rooms - Room revenues came from Nüwa Manila, Nobu Manila and Hyatt Regency and amounted to ₱718.8 million for the six months ended June 30, 2020, as compared to ₱1,506.4 million for the six months ended June 30, 2019, primarily due to the drop in occupancy rates as compared to the six months ended June 30, 2019. The room statistics exclude rooms that were temporarily closed or provided to staff members during the six months ended June 30, 2020. City of Dreams Manila’s average daily rate, occupancy rate and REVPAR for the six months ended June 30, 2020 were ₱10,365, 85.4% and ₱8,852, respectively, as compared to ₱8,574, 98.5% and ₱8,442, respectively, for the six months ended June 30, 2019.

Food, beverage and others – Other non-casino revenues for the six months ended June 30, 2020 included food and beverage revenues of ₱560.8 million and entertainment, retail and other revenues of ₱135.8 million. Other non-casino revenues for the six months ended June 30, 2019 included food and beverage revenues of ₱1,366.3 million and entertainment, retail and other revenues of ₱291.8 million. The decreases were attributable to operation disruptions due to the mitigation measures for the outbreak of Covid-19.

Operating costs and expenses

Total operating costs and expenses were ₱8,101.3 million for the six months ended June 30, 2020, as compared to ₱14,183.0 million for the six months ended June 30, 2019. The decrease in operating costs was mainly due to decreases in gaming tax and license fees, depreciation and amortization, other expenses, payments to the Philippine Parties as well as inventories consumed.

Gaming tax and license fees for the six months ended June 30, 2020 amounted to ₱1,659.7 million, as compared to ₱4,490.3 million for the six months ended June 30, 2019. The decrease is in line with the decreased gross gaming revenues.

Inventories consumed for the six months ended June 30, 2020 and 2019 amounted to ₱185.3 million and ₱451.6 million, respectively. The decrease is in line with the disrupted operations.

Employee benefit expenses for the six months ended June 30, 2020 amounted to ₱2,007.3 million, as compared to ₱2,131.3 million for the six months ended June 30, 2019. The decrease was primarily due to lower basic salaries, allowances, bonuses and other amenities as a result of temporary closures of business and imposition of prohibition measures, partially offset by higher annual leave and other paid leave for the period.

Depreciation and amortization for the six months ended June 30, 2020 and 2019 of ₱1,752.2 million and ₱2,072.6 million, respectively. The decrease was primarily due to the certain assets having been fully depreciated last year.

Other expenses for the six months ended June 30, 2020 amounted to ₱2,246.3 million, as compared to ₱3,099.2 million for the six months ended June 30, 2019. The decrease was mainly due to an impairment loss recognized on property and equipment in the six months ended June 30, 2019, lower trademark license fees, lower facilities and supplies expenses, lower management fee expenses, as well as lower advertising, marketing, promotional and entertainment expenses, partially offset by higher other gaming operations expenses during the period.

Payments to the Philippine Parties represented the agreed upon payments to PLAI calculated in accordance with the Operating Agreement and related supplementary agreements. The decrease was primarily due to a lower sharing of gaming results to the Philippine Parties based on the agreed calculation terms during the period.

Non-operating expenses, net

Interest income of ₱52.0 million for the six months ended June 30, 2020, as compared to ₱23.2 million for the six months ended June 30, 2019. The increase was due to more deposits being placed at the bank during the six months ended June 30, 2020 compared to the same period in 2019.

Interest expenses were ₱1,092.4 million for the six months ended June 30, 2020 as compared to ₱1,087.8 million for the six months ended June 30, 2019. No material fluctuations noted for the period.

Net foreign exchange gains of ₱8.3 million for the six months ended June 30, 2020 compared to net foreign exchange losses of ₱13.2 million for the six months ended June 30, 2019, mainly arising from the translation of foreign currency denominated bank balances and payables at the period-end closing rate.

Income tax credit

The income tax credits for the six months ended June 30, 2020 and 2019 primarily represented deferred tax credits arising from net unrealized foreign exchange (losses) gains, partially offset by the provision for current income tax for the current period.

Net (loss) profit

As a result of the foregoing, the Group had a net loss of ₱2,928.4 million for the six months ended June 30, 2020, as compared to a net profit of ₱1,427.0 million for the six months ended June 30, 2019.

Adjusted EBITDA

Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, payments to the Philippine Parties, pre-opening costs, share-based compensation, corporate expenses, property charges and other, and other non-operating income and expenses. Negative Adjusted EBITDA was ₱1,113.7 million for the three months ended June 30, 2020, whereas Adjusted EBITDA was ₱4,294.0 million for the three months ended June 30, 2019. Adjusted EBITDA was ₱402.1 million and ₱7,473.2 million for the six months ended June 30, 2020 and 2019, respectively.

Our management uses Adjusted EBITDA to measure the operating performance of City of Dreams Manila, and to compare the operating performance of our property with those of our competitors. Adjusted EBITDA is also presented as a supplemental disclosure because management believes it is widely used to measure performance and as a basis for valuation of gaming companies. Our management also uses Adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported similar measures as a supplement to financial measures in accordance with generally accepted accounting principles. However, Adjusted EBITDA should not be considered in isolation, construed as an alternative to profit or operating profit, treated as an indicator of our PFRS operating performance, other operating operations or cash flow data, or interpreted as an alternative to cash flow as a measure of liquidity. Adjusted EBITDA presented in this quarterly report may not be comparable to other similarly titled measures of other companies operating in the gaming or other business sectors. While our management believes these figures may provide useful additional information to investors when considered in conjunction with our financial statements and other information in this quarterly report, less reliance should be placed on Adjusted EBITDA as a measure in assessing our overall financial performance.

Trends, Events or Uncertainties Affecting Recurring Revenues and Profits

The Group is exposed to a number of trends, events and uncertainties, which can affect its recurring revenues and profits. These include levels of general economic activity, political stability, market competition, possibilities of any natural disasters, terrorists or other armed or arson attacks, legal and license terms compliance, tax rates, as well as certain cost items, such as operating costs, labor, fuel and power. The Group collects revenues and pay expenses in various currencies and the appreciation and depreciation of other major currencies against the Philippine peso may have a negative impact on the Group’s reported levels of revenues and profits.

Financial Condition and Balance Sheet

The consolidated balance sheet of the Group as of June 30, 2020, with variances against December 31, 2019 is as set out below.

(in thousands of Philippine peso, except % change data)
			VERTICAL ANALYSIS		HORIZONTAL ANALYSIS
	June 30,	December 31,	% to Total Assets		Change
	2020	2019	2020	2019
ASSETS
Current assets
Cash and cash equivalents	9,240,777	11,931,260	29%	33%	(2,690,483)	-23%
Restricted cash	446,473	489,956	1%	1%	(43,483)	-9%
Accounts receivable, net	67,727	812,385	0%	2%	(744,658)	-92%
Inventories	379,220	359,188	1%	1%	20,032	6%
Prepayments and other current assets	679,266	297,592	2%	1%	381,674	128%
Amounts due from related parties	113	94	0%	0%	19	20%
Income tax recoverable	37	—	0%	0%	37	N/A

Total current assets	10,813,613	13,890,475	34%	39%	(3,076,862)	-22%

Non-current assets
Property and equipment, net	9,345,173	10,433,008	29%	29%	(1,087,835)	-10%
Right-of-use assets, net	9,594,386	9,900,650	30%	27%	(306,264)	-3%
Contract acquisition costs, net	681,547	707,594	2%	2%	(26,047)	-4%
Other non-current assets	1,266,550	1,138,413	4%	3%	128,137	11%

Total non-current assets	20,887,656	22,179,665	66%	61%	(1,292,009)	-6%

Total assets	31,701,269	36,070,140	100%	100%	(4,368,871)	-12%

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	27,415	155,200	0%	0%	(127,785)	-82%
Accrued expenses, other payables and other current liabilities	5,021,207	7,344,503	16%	20%	(2,323,296)	-32%
Current portion of lease liabilities	2,885,495	2,173,185	9%	6%	712,310	33%
Amounts due to related parties	2,363,570	1,756,529	7%	5%	607,041	35%
Income tax payable	—	116	0%	0%	(116)	-100%

Total current liabilities	10,297,687	11,429,533	32%	32%	(1,131,846)	-10%

Non-current liabilities
Non-current portion of lease liabilities	14,389,012	14,553,260	45%	40%	(164,248)	-1%
Retirement liabilities	223,192	195,933	1%	1%	27,259	14%
Other non-current liabilities	17,560	28,107	0%	0%	(10,547)	-38%
Deferred tax liability, net	3	172,130	0%	0%	(172,127)	-100%

Total non-current liabilities	14,629,767	14,949,430	46%	41%	(319,663)	-2%

Equity
Capital stock	5,688,765	5,688,765	18%	16%	—	0%
Additional paid-in capital	22,145,368	22,143,394	70%	61%	1,974	0%
Share-based compensation reserve	9,051	—	0%	0%	9,051	N/A
Equity reserve	(3,613,990)	(3,613,990)	-11%	-10%	—	0%
Accumulated deficit	(17,455,379)	(14,526,992)	-55%	-40%	(2,928,387)	20%

Total equity	6,773,815	9,691,177	21%	27%	(2,917,362)	-30%

Total liabilities and equity	31,701,269	36,070,140	100%	100%	(4,368,871)	-12%

Current assets

Cash and cash equivalents decreased by ₱2,690.5 million primarily due to operating cash outflows, payments made for capital expenditures and payments of lease liabilities. Refer below to “Liquidity and Capital Sources” for cash flow analysis for the six months ended June 30, 2020.

Restricted cash represents an escrow account that is restricted for government required foundation fees payable in accordance with the terms of the Regular License. The decrease primarily represented the release of funds to foundation projects, partially offset by contributions made during the period.

Accounts receivable, net, primarily attributable to casino, hotels and other receivables, decreased by ₱744.7 million, primarily from decreased casino receivables and an increase in allowances for doubtful debts. Refer to Note 5 to the unaudited condensed consolidated financial statements for the details of accounts receivable as of June 30, 2020.

Inventories of ₱379.2 million mainly consisted of gaming inventories, retail merchandise, food and beverage items and certain operating supplies. The increase was mainly due to more gaming inventories and general inventories held during the current period, partially offset by the consumption of promotional inventories, food and beverage inventories and retail merchandise and tobacco inventories during the current period.

Prepayments and other current assets increased by ₱381.7 million, mainly due to increases in prepaid payments to the Philippine Parties of ₱305.7 million and prepaid office and administrative expenses of ₱55.1 million. Refer to Note 6 to the unaudited condensed consolidated financial statements for details.

Non-current assets

Property and equipment, net, decreased by ₱1,087.8 million, mainly due to (i) depreciation of ₱1,337.6 million for the period which was partially offset by (ii) additions to property and equipment of ₱256.4 million.

Right-of-use assets, net, decreased by ₱306.3 million, mainly due to depreciation charges of ₱388.5 million, partially offset by additions of ₱82.3 million for the six months ended June 30, 2020. Refer to Note 16 to the unaudited condensed consolidated financial statements for details.

Contract acquisition costs, net, decreased by ₱26.0 million, solely due to amortization charges for the six months ended June 30, 2020.

Other non-current assets increased by ₱128.1 million, due to increases in (i) deposits for acquisitions of property and equipment of ₱108.8 million; (ii) security and rental deposits of ₱20.2 million which was partially offset by (iii) decrease in other non-current assets and deposits of ₱0.9 million. Refer to Note 8 to the unaudited condensed consolidated financial statements for details.

Current liabilities

Accounts payable of ₱27.4 million represented payables to suppliers for products and services such as playing cards and marketing. The decrease in the balance was due to settlements made to suppliers during the period.

Accrued expenses, other payables and other current liabilities decreased by ₱2,323.3 million, mainly related to (i) decreases in accruals for gaming tax and license fees of ₱678.0 million as a result of disrupted operations and (ii) a net decrease in outstanding gaming chips and tokens and advance customer deposits and ticket sales of ₱930.9 million primarily due to the temporary casino closure which resulted in players returning their chips; (iii) decrease in employee benefit expenses of ₱429.2 million. Refer to Note 9 to the unaudited condensed consolidated financial statements for details.

Current portion of lease liabilities represented lease payments due within one year. The increase of ₱712.3 million during the period was mainly due to recurring interest expenses and additions for the period, offset by payments made during the period. Refer to Note 16 to the unaudited condensed consolidated financial statements for details.

Amounts due to related parties increased by ₱607.0 million mainly as a result of management fees and trademark license fees recharged from affiliated companies during the period. Refer to Note 13 to the unaudited condensed consolidated financial statements for details of related party transactions for the six months ended June 30, 2020.

Non-current liabilities

Non-current portion of lease liabilities represented lease payments due beyond one year. The decrease of ₱164.2 million during the period was mainly due to the reclassification of lease liabilities to current liabilities at the end of the reporting period. Refer to Note 16 to the unaudited condensed consolidated financial statements for details.

Retirement liabilities increased by ₱27.3 million primarily due to such service costs recognized during the period.

Other non-current liabilities represented retail tenant deposits and other liabilities which are due beyond one year. The decrease was primarily due to the reclassification of accrued liabilities associated with cash-settled share options and restricted shares to current liabilities during the reporting period.

Deferred tax liability, net, mainly represented deferred tax charges on net unrealized foreign exchange gains. The decrease was primarily due to the deferred tax credit made during the period.

Equity

Capital stock remained unchanged as of June 30, 2020 and December 31, 2019.

Additional paid-in capital and share-based compensation reserve increased by ₱2.0 million and ₱9.1 million, respectively, solely due to the recognition of share-based payment expenses during the six months ended June 30, 2020.

The equity reserve consisted of the net difference between the cost of MRP to acquire MPHIL Holdings Group and the legal capital of the latter at the date of the reverse acquisition, plus the retained earnings of MRP as of December 19, 2012, the date when MRP was acquired by Melco. The amount remained unchanged as of June 30, 2020 as compared to December 31, 2019.

The deficit increased by ₱2,928.4 million to ₱17,455.4 million as of June 30, 2020, from ₱14,527.0 million as of December 31, 2019, which was solely due to the net loss of ₱2,928.4 million recognized during the six months ended June 30, 2020.

Liquidity and Capital Sources

The table below shows the Group’s unaudited condensed consolidated cash flows for the six months ended June 30, 2020 and 2019.

	For the Six Months Ended June 30, 2020	For the Six Months Ended June 30, 2019	% Change
In thousands of Philippine peso, except % change data
Net cash (used in) provided by operating activities	(1,647,500)	5,383,092	-131%
Net cash used in investing activities	(428,778)	(839,640)	-49%
Cash used in financing activities	(599,346)	(1,068,785)	-44%
Effect of foreign exchange on cash and cash equivalents	(14,859)	(54,621)	-73%
Net (decrease) increase in cash and cash equivalents	(2,690,483)	3,420,046	-179%
Cash and cash equivalents at beginning of period	11,931,260	6,808,712	75%
Cash and cash equivalents at end of period	9,240,777	10,228,758	-10%

For the six months ended June 30, 2020, the Group recorded:

•	Net cash flow used in operating activities of ₱1,647.5 million primarily attributable to the operating performance at City of Dreams Manila as explained in the preceding sections.

•

Net cash used in investing activities amounted to ₱428.8 million which included: (i) acquisitions of property and equipment of ₱435.0 million; (ii) payments for right-of-use assets of ₱21.9 million; (iii) payments for other non-current assets of ₱15.4 million; partially offset by (iv) a decrease in restricted cash of ₱43.5 million for the foundation fees payable.

•	Cash used in financing activities of ₱599.3 million, which solely represented payments of lease liabilities (including associated interest).

The table below shows the Group’s capital sources as of June 30, 2020 and December 31, 2019.

	As of June 30, 2020	As of December 31, 2019	% Change
In thousands of Philippine peso, except % change data
Equity	6,773,815	9,691,177	-30%

Total equity decreased by 30% to ₱6,773.8 million as of June 30, 2020, from ₱9,691.2 million as of December 31, 2019. The decrease was primarily due to the net loss of ₱2,928.4 million during the six months ended June 30, 2020.

Risks Related to Financial Instruments

The Group has financial assets and liabilities including cash and cash equivalents, restricted cash, accounts receivable, security deposits, other deposits and receivables, amounts due from/to related parties, accounts payable, accrued expenses, other payables and other current liabilities, lease liabilities and other non-current liabilities which arise directly from its operations.

The main risks arising from the Group’s financial instruments as of and for the six months ended June 30, 2020 are interest rate risk, credit risk, liquidity risk and foreign exchange risk. Management reviews and approves policies for managing each of these risks.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flows to fund the operations of City of Dreams Manila. We are a growing company with significant financial needs. We expect to have additional capital expenditures in the future as we continue to develop City of Dreams Manila.

We have relied and intend in the future to rely on our operating cash flows and different forms of financing to meet our funding needs, as the case may be.

The timing of any future debt and/or equity financing activities will be dependent on our funding needs, the availability of funds on terms acceptable to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion. Such activities may include monetizing assets, issuance of stock, sale and lease-back transactions or other similar activities.

Any other future developments may be subject to further financing and a number of other factors many of which are beyond our control.

As of June 30, 2020, we had a shareholder loan facility of US$340 million (equivalent to ₱16.9 billion) and a bank credit facility of ₱2,350 million which remain available for future drawdowns, subject to certain conditions precedent.

As of June 30, 2020, we had capital commitments contracted for, but not provided, mainly for the acquisitions of property and equipment for City of Dreams Manila totaling ₱561.6 million.

There were no material off-balance sheet transactions, arrangements, obligations or other relationships of the Group with unconsolidated entities or other persons that the Group is aware of during the reporting period.

Other Financial Information

Aging of Accounts Receivable

The aging analysis of accounts receivable of the Group, presented based on payment due dates is as follows:

In thousands of Philippine peso	As of June 30, 2020
Current	13,562
Past due:
1-30 days	—
31-60 days	—
61-90 days	25,084
Over 90 days	29,081

Total	67,727

PART II – OTHER INFORMATION

There is no other information which has not been previously reported in SEC Form 17-C that needs to be reported in this section.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION

(Issuer)

/s/ Clarence Yuk Man Chung

Clarence Yuk Man Chung

President

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION

(Issuer)

/s/ Kevin Sweet

Kevin Sweet

Treasurer

Melco Resorts and Entertainment (Philippines) Corporation

and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

As at June 30, 2020 (Unaudited) and December 31, 2019

and For The Three and Six Months Ended June 30, 2020 and 2019 (Unaudited)

MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

JUNE 30, 2020 AND DECEMBER 31, 2019

(In thousands of Philippine peso, except share and per share data)

	Notes	June 30, 2020 (Unaudited)		December 31, 2019 (Audited)
ASSETS

Current Assets
Cash and cash equivalents	4	₱	9,240,777	₱	11,931,260
Restricted cash			446,473		489,956
Accounts receivable, net	5		67,727		812,385
Inventories			379,220		359,188
Prepayments and other current assets	6		679,266		297,592
Amounts due from related parties	13		113		94
Income tax recoverable			37		—

Total Current Assets			10,813,613		13,890,475

Non-current Assets
Property and equipment, net	7		9,345,173		10,433,008
Right-of-use assets, net	16		9,594,386		9,900,650
Contract acquisition costs, net			681,547		707,594
Other non-current assets	8		1,266,550		1,138,413

Total Non-current Assets			20,887,656		22,179,665

		₱	31,701,269	₱	36,070,140

LIABILITIES AND EQUITY

Current Liabilities
Accounts payable		₱	27,415	₱	155,200
Accrued expenses, other payables and other current liabilities	9		5,021,207		7,344,503
Current portion of lease liabilities	16		2,885,495		2,173,185
Amounts due to related parties	13		2,363,570		1,756,529
Income tax payable			—		116

Total Current Liabilities			10,297,687		11,429,533

Non-current Liabilities
Non-current portion of lease liabilities	16		14,389,012		14,553,260
Retirement liabilities			223,192		195,933
Other non-current liabilities			17,560		28,107
Deferred tax liability, net			3		172,130

Total Non-current Liabilities		₱	14,629,767	₱	14,949,430

MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS – continued

JUNE 30, 2020 AND DECEMBER 31, 2019

(In thousands of Philippine peso, except share and per share data)

	Note	June 30, 2020 (Unaudited)		December 31, 2019 (Audited)
Equity
Capital stock	10	₱	5,688,765	₱	5,688,765
Additional paid-in capital			22,145,368		22,143,394
Share-based compensation reserve			9,051		—
Equity reserve			(3,613,990)		(3,613,990)
Accumulated deficit			(17,455,379)		(14,526,992)

Total Equity			6,773,815		9,691,177

		₱	31,701,269	₱	36,070,140

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(In thousands of Philippine peso, except share and per share data)

		Three Months Ended June 30,				Six Months Ended June 30,
	Notes	2020		2019		2020		2019
NET OPERATING REVENUES
Casino		₱	291,381	₱	7,514,392	₱	4,620,323	₱	13,513,443
Rooms			58,619		790,572		718,784		1,506,429
Food and beverage			15,031		712,793		560,768		1,366,258
Entertainment, retail and other			22,217		153,842		135,827		291,819

Total Net Operating Revenues			387,248		9,171,599		6,035,702		16,677,949

OPERATING COSTS AND EXPENSES
Gaming tax and license fees			(88,819)		(2,352,350)		(1,659,740)		(4,490,310)
Inventories consumed			(9,091)		(235,271)		(185,294)		(451,610)
Employee benefit expenses	11		(771,621)		(1,148,435)		(2,007,323)		(2,131,274)
Depreciation and amortization			(868,293)		(1,026,370)		(1,752,209)		(2,072,582)
Other expenses	12		(854,203)		(1,543,104)		(2,246,336)		(3,099,190)
Payments to the Philippine Parties			141,904		(1,201,892)		(250,443)		(1,938,025)

Total Operating Costs and Expenses			(2,450,123)		(7,507,422)		(8,101,345)		(14,182,991)

OPERATING (LOSS) PROFIT			(2,062,875)		1,664,177		(2,065,643)		2,494,958

NON-OPERATING INCOME (EXPENSES)
Interest income			26,590		17,963		51,992		23,197
Interest expenses			(545,679)		(544,992)		(1,092,432)		(1,087,826)
Foreign exchange gains (losses), net			522		(210)		8,294		(13,238)

Total Non-operating Expenses, Net			(518,567)		(527,239)		(1,032,146)		(1,077,867)

(LOSS) PROFIT BEFORE INCOME TAX			(2,581,442)		1,136,938		(3,097,789)		1,417,091
INCOME TAX CREDIT	15		173,410		3,278		169,402		9,892

NET (LOSS) PROFIT			(2,408,032)		1,140,216		(2,928,387)		1,426,983
OTHER COMPREHENSIVE INCOME			—		—		—		—

TOTAL COMPREHENSIVE (LOSS) INCOME		(₱	2,408,032)	₱	1,140,216	(₱	2,928,387)	₱	1,426,983

Basic (Loss) Earnings Per Share	14	(₱	0.94)	₱	0.20	(₱	0.71)	₱	0.25

Diluted (Loss) Earnings Per Share	14	(₱	0.94)	₱	0.20	(₱	0.71)	₱	0.25

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(In thousands of Philippine peso, except share and per share data)

	Capital Stock (Note 10)		Additional Paid-in Capital		Share-based Compensation Reserve		Equity Reserve	Accumulated Deficit	Total
Balance as of January 1, 2020	₱	5,688,765	₱	22,143,394	₱	—	(₱3,613,990)	(₱14,526,992)	₱	9,691,177
Net loss and total comprehensive loss		—		—		—	—	(2,928,387)		(2,928,387)
Share-based compensation		—		1,974		9,051	—	—		11,025

Balance as of June 30, 2020	₱	5,688,765	₱	22,145,368	₱	9,051	(₱3,613,990)	(₱17,455,379)	₱	6,773,815

Balance as of January 1, 2019	₱	5,687,271	₱	22,259,788	₱	228,972	(₱3,613,990)	(₱16,463,251)	₱	8,098,790
Net profit and total comprehensive income		—		—		—	—	1,426,983		1,426,983
Share-based compensation		—		372		23,849	—	—		24,221
Reclassification of MRP Share Incentive Plan from equity-settled to cash-settled		—		15,746		(249,640)	—	—		(233,894)
Transfer of share-based compensation reserve upon expiry of share options		—		—		(3,181)	—	3,181		—

Balance as of June 30, 2019	₱	5,687,271	₱	22,275,906	₱	—	(₱3,613,990)	(₱15,033,087)	₱	9,316,100

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(In thousands of Philippine peso, except share and per share data)

	Six Months Ended June 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash (used in) provided by operating activities	(₱ 1,647,500)	₱	5,383,092

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(434,966)		(906,174)
Payments for right-of-use assets	(21,945)		(14,765)
Payments for other non-current assets	(15,350)		(14,551)
Decrease in restricted cash	43,483		95,850

Net cash used in investing activities	(428,778)		(839,640)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments of lease liabilities (including associated interest)	(599,346)		(1,060,549)
Interest paid (including withholding tax)	—		(8,194)
Other finance fees paid (including gross-up withholding tax)	—		(42)

Cash used in financing activities	(599,346)		(1,068,785)

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	(14,859)		(54,621)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,690,483)		3,420,046
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	11,931,260		6,808,712

CASH AND CASH EQUIVALENTS AT END OF PERIOD	₱ 9,240,777	₱	10,228,758

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Philippine peso, except share and per share data)

1.	Organization and Business

(a)	Company Information

Melco Resorts and Entertainment (Philippines) Corporation (herein referred to as “MRP” or the “Parent Company”) is incorporated in the Philippines and registered with the Philippine Securities and Exchange Commission (the “SEC”).

The Parent Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and operator of casino gaming and entertainment resort facilities in the Philippines. The Group currently operates and manages City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila.

The Parent Company’s principal place of business is the Philippines and its registered office address is Asean Avenue cor. Roxas Boulevard, Brgy. Tambo, Parañaque City 1701.

As of June 30, 2020 and December 31, 2019, the Parent Company’s ultimate holding company is Melco International Development Limited (“Melco International”), a company incorporated in the Hong Kong Special Administrative Region of the People’s Republic of China and listed on the main board of The Stock Exchange of Hong Kong Limited.

As of June 30, 2020 and December 31, 2019, the immediate holding company of the Parent Company is MCO (Philippines) Investments Limited, a company incorporated in the British Virgin Islands.

(b)	Recent Developments Related to Covid-19

In connection with the outbreak of the coronavirus (Covid-19) in the first quarter of 2020, severe travel restrictions, temporary business closures and other prohibitions have been imposed by the Philippines and other countries throughout the world, which has significantly disrupted the Group’s operations. On March 12, 2020, Metro Manila was placed under an enhanced community quarantine by the government of the Philippines from March 16, 2020, which has since been extended to May 31, 2020 under a modified enhanced community quarantine, and has been further extended to July 31, 2020 under a general community quarantine. In view of this, the Philippine Amusement and Gaming Corporation (“PAGCOR”) ordered the suspension of all land-based casino operations in Metro Manila, which includes City of Dreams Manila, for the duration of the quarantine period. In June 2020, City of Dreams Manila was allowed by PAGCOR to undertake a dry run/trial run of its gaming and hospitality operations with only a limited number of participants strictly adhering to the new guidelines on social distancing and hygiene and sanitation procedures imposed by the government of the Philippines. The PAGCOR-sanctioned dry run/trial run aimed to address all potential operational concerns to achieve a seamless reopening for City of Dreams Manila. However, on August 3, 2020, the President of the Philippines reimposed a modified enhanced community quarantine in Metro Manila until August 18, 2020 due to the rising number of Covid-19 cases and the dry run/trial run was halted.

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MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of Philippine peso, except share and per share data)

1.	Organization and Business – continued

(b)	Recent Developments Related to Covid-19 – continued

The Covid-19 outbreak and the related events have also caused severe disruptions to the Group’s resort tenants and other business partners, which may increase the risk of these entities defaulting on their contractual obligations with the Group. The disruptions to the Group’s business had material adverse effects on its financial condition and operations for the six months ended June 30, 2020 and, in particular, in the second quarter. As the disruptions are ongoing, such adverse effects have continued beyond the second quarter of 2020 and may worsen. The Group is unable to reasonably estimate the financial impact to the Group’s future results of operations, cash flows and financial condition due to uncertainties surrounding the business closures, travel restrictions and other events related to the Covid-19 outbreak.

The Group has taken various mitigating measures to manage through the current Covid-19 outbreak challenges, such as implementing a cost reduction program to minimize cash outflow of non-essential items and rationalizing the Group’s capital expenditure program with deferrals and reductions. As of June 30, 2020, the Group had total cash and cash equivalents of ₱9,240,777 and available borrowing capacity under the Shareholder Loan Facility in an aggregate amount of up to US$340,000,000 (equivalent to ₱16,949,153) and the Credit Facility of ₱2,350,000, subject to satisfaction of certain conditions precedent.

Given the Group’s liquidity position at June 30, 2020 and various mitigating measures taken subsequent to June 30, 2020, the Group believes it is able to support continuing operations and capital expenditures in the following 12 months.

2.	Basis of Preparation

The Group’s unaudited condensed consolidated financial statements have been prepared in conformity with Philippine Accounting Standard (“PAS”) 34, Interim Financial Reporting.

The unaudited condensed consolidated financial statements have been prepared under the historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for assets. The unaudited condensed consolidated financial statements are presented in Philippine peso, the functional and presentation currency of the Parent Company and its subsidiaries. All values are rounded off to the nearest thousand, unless otherwise indicated.

The Group’s unaudited condensed consolidated financial statements as of June 30, 2020 do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s audited consolidated financial statements as of December 31, 2019. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation of financial results of such periods.

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MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of Philippine peso, except share and per share data)

2.	Basis of Preparation – continued

In preparing the Group’s unaudited condensed consolidated financial statements as of June 30, 2020, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Group’s audited consolidated financial statements as of December 31, 2019.

Reclassifications

The unaudited condensed consolidated financial statements for prior period reflect certain reclassifications, which have no effect on previously reported net profit, to conform to the current period presentation.

3.	Accounting Policies Effective for the Period and Future Changes in Accounting Policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those of the previous financial year/period except for adoption of the following new and amended Philippine Financial Reporting Standards (“PFRSs”) as of January 1, 2020. The adoption of these new and amended PFRSs had no material impact on the unaudited condensed consolidated financial statements.

•	Amendments to PFRS 3, Definition of a Business

•	Amendments to PAS 1, Presentation of Financial Statements, and PAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, Definition of Material

•	Amendments to PFRS 16, Covid-19-related Rent Concessions

•	Amendments to PFRS 16, Covid-19-related Rent Concessions

•

The amendments provide relief to lessees from applying the PFRS 16 requirement on lease modifications to rent concessions arising as a direct consequence of the Covid-19 pandemic. A lessee may elect not to assess whether a rent concession from a lessor is a lease modification if it meets all of the following criteria:

•	The rent concession is a direct consequence of Covid-19;

•	The change in lease payments results in a revised lease consideration that is substantially the same as, or less than, the lease consideration immediately preceding the change;

•	Any reduction in lease payments affects only payments originally due on or before June 30, 2021; and

•	There is no substantive change to other terms and conditions of the lease.

A lessee that applies this practical expedient will account for any change in lease payments resulting from the Covid-19-related rent concession in the same way it would account for a change that is not a lease modification, i.e., as a variable lease payment.

The amendments are effective for annual reporting periods beginning on or after June 1, 2020, with early adoption permitted.

The Group early adopted the amendments on January 1, 2020 but no rent concessions were given by the lessors for the six months ended June 30, 2020. Accordingly, the adoption of the amendments did not have any impact on the unaudited condensed consolidated financial statements.

4.	Cash and Cash Equivalents

	June 30, 2020 (Unaudited)		December 31, 2019 (Audited)
Cash on hand	₱	1,689,820	₱	2,431,735
Cash in banks		7,550,957		9,499,525

	₱	9,240,777	₱	11,931,260

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MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of Philippine peso, except share and per share data)

5.	Accounts Receivable, Net

Components of accounts receivable, net are as follows:

	June 30, 2020 (Unaudited)		December 31, 2019 (Audited)
Casino	₱	1,019,455	₱	1,154,666
Hotel		3,795		43,230
Other		33		6,412

		1,023,283		1,204,308
Less: Allowances for doubtful debts		(955,556)		(391,923)

	₱	67,727	₱	812,385

For the six months ended June 30, 2020 and 2019, the Group provided provisions for doubtful debts of ₱313,144 and ₱11,074, respectively, and reclassified allowances for doubtful debts of ₱258,497 and ₱96,368 from long-term receivables to accounts receivable, respectively. For the six months ended June 30, 2020 and 2019, no accounts receivable were directly written-off for each of those periods.

6.	Prepayments and Other Current Assets

	June 30, 2020 (Unaudited)		December 31, 2019 (Audited)
Prepaid payments to the Philippine Parties	₱	317,086	₱	11,391
Creditable withholding tax		141,396		139,537
Prepaid office and administrative expenses		61,648		6,539
Prepaid facilities and supplies expenses		57,940		69,274
Deposits for acquisitions of inventories		33,864		23,057
Prepaid employee benefit expenses		21,571		2,310
Prepaid taxes and licenses		20,610		62
Rental and other receivables, net		6,444		23,356
Refundable deposits, net		4,046		13,355
Other prepayments and current assets		14,661		8,711

	₱	679,266	₱	297,592

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MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of Philippine peso, except share and per share data)

7.	Property and Equipment, Net

	June 30, 2020 (Unaudited)		December 31, 2019 (Audited)
Carrying amount as of January 1	₱	10,433,008	₱	20,359,266
Reclassified to right-of-use assets		–		(9,249,627)
Adjustments to costs		(6,423)		(60,997)
Additions		256,367		3,089,142
Disposals and write-off		(146)		(11,925)
Impairment		–		(174,036)
Depreciation and amortization		(1,337,633)		(3,518,815)

Carrying amount as of June 30/December 31	₱	9,345,173	₱	10,433,008

8.	Other Non-current Assets

	June 30, 2020 (Unaudited)		December 31, 2019 (Audited)
Input value-added tax (“VAT”), net	₱	632,714	₱	632,714
Deposits for acquisitions of property and equipment		357,129		248,296
Security and rental deposits		203,721		183,477
Other non-current assets and deposits(1)		72,986		73,926

	₱	1,266,550	₱	1,138,413

(1)	The balance included operating deposits and prepayments for various operating services.

In April 2020, Melco Resorts Leisure received from the Bureau of Internal Revenue a preliminary assessment notice which included a deficiency of the VAT for 2017 (“2017 VAT”) for non-gaming operations, and Melco Resorts Leisure settled the deficiency of the 2017 VAT related to the non-gaming operations in April 2020.

5

MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of Philippine peso, except share and per share data)

9.	Accrued Expenses, Other Payables and Other Current Liabilities

	June 30, 2020 (Unaudited)		December 31, 2019 (Audited)
Advance customer deposits and ticket sales	₱	1,925,025	₱	1,202,820
Outstanding gaming chips and tokens		1,078,861		2,732,006
Accruals for:
Gaming tax and license fees		505,239		1,183,267
Employee benefit expenses		302,595		731,763
Other gaming operations expenses		179,970		173,001
Property and equipment		167,826		248,758
Facilities and supplies expenses		155,237		206,468
Legal and other professional fees		87,852		74,734
Advertising, marketing, promotional and entertainment expenses		48,645		106,659
Taxes and licenses		27,226		47,471
Operating and other expenses		158,685		237,258
Loyalty program liabilities		204,345		219,322
Withholding taxes payable		101,033		105,986
Other payables and liabilities		78,668		74,990

	₱	5,021,207	₱	7,344,503

Accrued expenses, other payables and other current liabilities are due for payment within one year.

10.	Equity

	Number of Shares	Capital Stock
Ordinary shares
Authorized:
As of January 1, 2020 (₱1 per share)	5,900,000,000	₱	5,900,000
Decrease in number of shares as a result of Reverse Stock Split	(5,899,988,200)		—

As of June 30, 2020 (₱500,000 per share)	11,800	₱	5,900,000

Issued and fully paid:
As of January 1, 2020 (₱1 per share)	5,688,764,700.0000	₱	5,688,765
Decrease in number of shares as a result of Reverse Stock Split	(5,688,753,322.4706)		—

As of June 30, 2020 (₱500,000 per share)	11,377.5294	₱	5,688,765

6

MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of Philippine peso, except share and per share data)

10.	Equity – continued

On April 24, 2019 and June 24, 2019, the Board of Directors and the stockholders of the Parent Company approved an amendment to the Amended Articles of Incorporation of MRP, respectively, whereby, without changing the total amount of the authorized capital stock, the par value per ordinary share was increased from ₱1 per share to ₱500,000 per share, thereby decreasing the total number of ordinary shares on a pro-rata basis (“Reverse Stock Split”). The Reverse Stock Split was approved by the SEC on May 12, 2020.

As a result of the Reverse Stock Split, only those stockholders of MRP who originally owned 500,000 ordinary shares with a par value of ₱1 per share (each an “Original Share”) and in multiples thereof immediately prior to the Reverse Stock Split would now own whole shares (each a “MRP Whole Share”) of stock of MRP. Other holders of the Original Shares may now hold a fractional share of MRP (“MRP Fractional Share”).

To facilitate the elimination of MRP Fractional Shares held by other stockholders of MRP, MPHIL Corporation (“MPHIL”), a stockholder of MRP, offers to purchase the resulting MRP Fractional Share at the purchase price to be calculated by multiplying the number of Original Shares represented by the relevant MRP Fractional Share (which is equal to the number of Original Shares held by the relevant stockholder immediately prior to the Reverse Stock Split) by the price of ₱7.25 per Original Share (“Fractional Share Elimination Plan”). A stockholder may also sell any MRP Whole Shares to MPHIL under the Fractional Share Elimination Plan. Any holder of MRP Fractional Share and/or MRP Whole Share may accept this offer during the two-year period commencing from June 5, 2020.

Following the Reverse Stock Split, MRP currently has less than 200 stockholders holding at least 100 shares each. On June 17, 2020, MRP filed with the SEC a petition for Voluntary Revocation of Order of Registration and Permit to Sell Securities to the Public and Exemption from Reportorial Requirements under the Securities Regulations Code (the “Petition”). The Petition is subject to the approval of the SEC.

As of June 30, 2020 and December 31, 2019, the Parent Company had 41 stockholders (representing stockholders of MRP Whole Shares after the Reverse Stock Split) and 2,201 stockholders, respectively.

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MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of Philippine peso, except share and per share data)

11.	Employee Benefit Expenses

	Three Months Ended June 30,				Six Months Ended June 30,
	2020		2019		2020		2019
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
Basic salaries, allowances, bonuses and other amenities	₱	645,499	₱	952,250	₱	1,529,269	₱	1,761,636
Annual leave and other paid leave		7,805		89,501		230,456		138,375
Retirement costs – defined contribution plans		27,042		28,960		55,662		49,874
Retirement costs – defined benefit obligations		13,630		6,502		27,259		13,004
Share-based compensation – cash-settled		6,808		4,338		15,976		4,338
Share-based compensation – equity-settled		8,948		7,696		9,051		23,849
Other employee benefits(1)		61,889		59,188		139,650		140,198

	₱	771,621	₱	1,148,435	₱	2,007,323	₱	2,131,274

(1)	The amount included staff insurance expenses and other staff expenses.

12.	Other Expenses

	Three Months Ended June 30,				Six Months Ended June 30,
	2020		2019		2020		2019
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
Management fee expenses	₱	321,567	₱	381,719	₱	647,978	₱	670,663
Facilities and supplies expenses		188,072		429,487		492,148		824,439
Other gaming operations expenses		103,244		203,889		456,762		356,087
Provisions for input VAT		75,070		39,193		148,724		106,724
Office and administrative expenses		58,979		50,425		123,991		96,238
Advertising, marketing, promotional and entertainment expenses		12,539		136,613		113,511		235,665
Legal and other professional fees		23,338		31,334		54,232		52,748
Trademark license fees		4,964		172,534		48,421		355,587
Taxes and licenses		21,523		10,317		30,798		28,948
Travel agents and other commissions		152		30,459		20,772		63,833
Donations		10,017		—		10,017		1,000
Impairment loss recognized on property and equipment		—		—		—		174,036
Operating and other expenses		34,738		57,134		98,982		133,222

	₱	854,203	₱	1,543,104	₱	2,246,336	₱	3,099,190

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MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of Philippine peso, except share and per share data)

13.	Related Party Transactions

Save as disclosed elsewhere in the unaudited condensed consolidated financial statements, the Group had the following significant transactions with related parties for the period:

	Amount of Transactions		Amount of Transactions		Amounts Due From Related Parties(1)		Amounts Due To Related Parties(2)
	Three Months Ended June 30, 2020 (Unaudited)		Six Months Ended June 30, 2020 (Unaudited)		June 30, 2020 (Unaudited)		June 30, 2020 (Unaudited)
A shareholder
Amount due from MPHIL	₱	—		—	₱	20	₱	—

An intermediate holding company
Melco Resorts & Entertainment Limited (“Melco”)
Management fee income(3)	₱	9,926	₱	24,355		—		—
Management fee expenses		101,206		184,241		—		—
Share-based compensation – equity-settled(4)		8,948		9,051		—		—
Amount due to Melco		—		—		—		351,820

Affiliated companies
Melco International’s subsidiaries (other than MPHIL and Melco)
Management fee income	₱	2,717	₱	4,931		—		—
Management fees and other expenses(5)		226,860		491,036		—		—
Trademark license fees		4,964		48,421		—		—
Purchases of goods and services		—		2,407		—		—
Amounts due from/to Melco International’s subsidiaries		—		—		93		2,011,750

					₱	113	₱	2,363,570

Notes:

(1)	The balances are unsecured, non-interest bearing and repayable on demand. No impairment losses are recognized for these balances.
(2)	The balances are unsecured, non-interest bearing and repayable on demand.
(3)	The amount represents the recharge of share-based compensation for certain directors of MRP for the three and six months ended June 30, 2020.
(4)

The amount represents the share-based compensation related to the grant of certain share-based awards under the Melco Share Incentive Plan (as defined in Note 23) to certain directors and employees of the Group. Further information on the share-based compensation arrangements is included in Note 23.

(5)

Management services are provided by Melco International group companies. These services include, but are not limited to, corporate expenses, gaming operations support and gaming software license and support fees for the Group.

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MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of Philippine peso, except share and per share data)

13.	Related Party Transactions – continued

Directors’ Remuneration

For the three and six months ended June 30, 2020, the remuneration of certain directors of the Group was borne by Melco.

14.	Basic/Diluted (Loss) Earnings Per Share

Basic (loss) earnings per share is calculated by dividing net (loss) profit for the period by the weighted average number of common shares outstanding for the period. Diluted (loss) earnings per share is calculated in the same manner, adjusted for the dilutive effect of any potential common shares.

The calculation of basic and diluted (loss) earnings per share is based on the following:

	Three Months Ended June 30,				Six Months Ended June 30,
	2020		2019		2020		2019
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
Net (loss) profit	(₱	2,408,032)	₱	1,140,216	(₱	2,928,387)	₱	1,426,983
Weighted average number of common shares outstanding used in the calculation of basic (loss) earnings per share		2,563,076,061		5,687,270,800		4,125,920,381		5,687,270,800
Adjustments for share options and restricted shares		—		16,742,066		—		22,650,616

Weighted average number of common shares outstanding used in the calculation of diluted (loss) earnings per share		2,563,076,061		5,704,012,866		4,125,920,381		5,709,921,416

Basic (loss) earnings per share	(₱	0.94)	₱	0.20	(₱	0.71)	₱	0.25

Diluted (loss) earnings per share	(₱	0.94)	₱	0.20	(₱	0.71)	₱	0.25

10

MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of Philippine peso, except share and per share data)

15.	Income Tax

The income tax credit for the three and six months ended June 30, 2020 and 2019 consisted of:

	Three Months Ended June 30,				Six Months Ended June 30,
	2020		2019		2020		2019
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
Provision for current income tax	₱	1	₱	263	₱	2,996	₱	263
Over-provision of income tax in prior period		—		—		(271)		(75)
Deferred tax credit		(173,411)		(3,541)		(172,127)		(10,080)

	(₱	173,410)	(₱	3,278)	(₱	169,402)	(₱	9,892)

For the three and six months ended June 30, 2020, there were no significant changes to the tax exposures as disclosed in the Group’s audited consolidated financial statements as of December 31, 2019.

16.	Leases

Set out below, are the carrying amount of the Group’s right-of-use assets and the movements for the six months ended June 30, 2020:

	June 30, 2020 (Unaudited)
As of January 1, 2020	₱	9,900,650
Additions		82,265
Depreciation		(388,529)

As of June 30, 2020	₱	9,594,386

11

MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of Philippine peso, except share and per share data)

16.	Leases – continued

Set out below, are the carrying amount of the Group’s lease liabilities and the movements for the six months ended June 30, 2020:

	June 30, 2020 (Unaudited)
As of January 1, 2020	₱	16,726,445
Additions		54,976
Interest expenses		1,092,432
Payments		(599,346)

As of June 30, 2020	₱	17,274,507

Current	₱	2,885,495
Non-current	₱	14,389,012

The following table presents the contractual undiscounted cash flows for lease liabilities as of June 30, 2020:

	June 30, 2020 (Unaudited)
Within one year	₱	3,054,244
In more than one year and not more than five years		10,717,010
In more than five years		22,194,685

	₱	35,965,939

17.	Long-term Debt, Net

As of June 30, 2020 and December 31, 2019, the balance of long-term debt, net was nil.

For the six months ended June 30, 2020, the availability period of the Credit Facility was extended to July 30, 2020, and was further extended to January 31, 2021 in July 2020, on substantially similar terms as disclosed in the Group’s audited consolidated financial statements as of December 31, 2019, except that the maturity date of each individual drawdown was amended to be the earlier of: (i) the date which is 180 days from the date of drawdown, and (ii) the date which is 180 days after the end of the availability period.

12

MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of Philippine peso, except share and per share data)

17.	Long-term Debt, Net – continued

For the three and six months ended June 30, 2020, other than the changes as mentioned above, there were no significant changes to the long-term debt as disclosed in the Group’s audited consolidated financial statements as of December 31, 2019. As of June 30, 2020, the Shareholder Loan Facility and the Credit Facility had not yet been drawn and the available borrowing capacity under the Shareholder Loan Facility and the Credit Facility was US$340,000,000 (equivalent to ₱16,949,153) and ₱2,350,000, respectively.

18.	Cooperation Agreement, Operating Agreement and Lease Agreement

For the three and six months ended June 30, 2020, there were no significant changes to the terms and conditions of the Cooperation Agreement, the Operating Agreement and the Lease Agreement as disclosed in the Group’s audited consolidated financial statements as of December 31, 2019.

19.	Commitments and Contingencies

(a)	Capital Commitments

As of June 30, 2020, the Group had capital commitments contracted for but not provided mainly for the acquisitions of property and equipment for City of Dreams Manila totaling ₱561,589.

(b)	Other Commitments and Guarantees

As of June 30, 2020, there were no significant changes to other commitments and guarantees for the Regular License and the Cooperation Agreement as disclosed in the Group’s audited consolidated financial statements as of December 31, 2019.

(c)	Litigation

As of June 30, 2020, the Group is a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcome of such proceedings will have no material impact on the Group’s unaudited condensed consolidated financial statements as a whole.

20.	Financial Risk Management Objectives and Policies

As of June 30, 2020 and for the three and six months ended June 30, 2020, there were no significant changes to the Group’s financial risk management objectives and policies as disclosed in the Group’s audited consolidated financial statements as of December 31, 2019.

13

MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of Philippine peso, except share and per share data)

21.	Financial Instruments

Fair Value of Financial Instruments

Cash and cash equivalents, Restricted cash, Accounts receivable, Deposits and receivables, Amounts due from/to related parties, Accounts payable and Accrued expenses, other payables and other current liabilities

As of June 30, 2020 and December 31, 2019, the carrying values approximate their fair values at the reporting dates due to the relatively short-term maturities of the transactions.

Security deposits and Lease liabilities

As of June 30, 2020 and December 31, 2019, the carrying values approximate their fair values, which are measured by discounting estimated future cash flows to present value using a credit-adjusted discount rate.

As of June 30, 2020 and December 31, 2019, the Group does not have financial instruments that are carried and measured at fair value. For the three and six months ended June 30, 2020 and 2019, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

22.	Notes to Unaudited Condensed Consolidated Statements of Cash Flows

(a)

For the six months ended June 30, 2020, costs of property and equipment totaling ₱39,413 were funded through accrued expenses, other payables and other current liabilities and amounts due to related parties (For the six months ended June 30, 2019: ₱55,235).

(b)	For the six months ended June 30, 2020, accruals for property and equipment of ₱6,423 were reversed for costs adjustments (For the six months ended June 30, 2019: ₱60,472).

23.	Share Incentive Plans

MRP Share Incentive Plan

Share Options

There were no share options granted under the share incentive plan of MRP (the “MRP Share Incentive Plan”) for the six months ended June 30, 2020.

14

MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of Philippine peso, except share and per share data)

23.	Share Incentive Plans – continued

MRP Share Incentive Plan – continued

Share Options – continued

A summary of share options activity under the MRP Share Incentive Plan as of June 30, 2020, and changes for the six months ended June 30, 2020 are presented as follows:

Number of Share Options
Cash-settled
Outstanding as of January 1, 2020	7,383,408
Vested	(1,025,654)

Outstanding as of June 30, 2020	6,357,754

Restricted Shares

There were no restricted shares granted under the MRP Share Incentive Plan for the six months ended June 30, 2020.

A summary of restricted shares activity under the MRP Share Incentive Plan as of June 30, 2020, and changes for the six months ended June 30, 2020 are presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Cash-settled
Unvested as of January 1, 2020	8,235,686	₱	8.08
Vested	(2,313,497)		7.37

Unvested as of June 30, 2020	5,922,189	₱	8.35

As of June 30, 2020 and December 31, 2019, the accrued liability associated with cash-settled share options and restricted shares was ₱63,851 and ₱76,040, respectively. No fair value gain or loss on remeasurement of the liability associated with the cash-settled share options and restricted shares was recognized for the three and six months ended June 30, 2020.

Melco Share Incentive Plan

On March 31, 2020, certain share-based awards under Melco’s share incentive plan adopted on December 7, 2011 (the “Melco Share Incentive Plan”), which has been subsequently amended and restated, were granted by Melco to certain directors and employees of the Group.

15

MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of Philippine peso, except share and per share data)

23.	Share Incentive Plans – continued

Melco Share Incentive Plan – continued

In accordance with the applicable accounting standards, the share-based compensation expenses related to the grant of share-based awards under the Melco Share Incentive Plan to certain directors and employees of the Group, to the extent of services received by the Group, are recognized in the accompanying unaudited condensed consolidated statement of comprehensive income with a corresponding increase in the share-based compensation reserve, representing capital contributions from Melco.

Share Options

For the six months ended June 30, 2020, the exercise price for share options granted under the Melco Share Incentive Plan was determined at the market closing price of Melco’s American depositary shares (“ADS”) trading on the Nasdaq Global Select Market on the date of grant. These share options became exercisable over vesting periods of three years. The share options granted expire 10 years from the date of grant.

Melco uses the Black-Scholes valuation model to determine the estimated fair value for each share option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of grant. Expected volatility is based on the historical volatility of Melco’s ADS trading on the Nasdaq Global Select Market. Expected term is based upon the vesting term or the historical expected term of publicly traded companies. The risk-free interest rate is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.

The fair values of share options granted under the Melco Share Incentive Plan were estimated on the date of grant using the following weighted average assumptions as follows:

Six Months Ended June 30, 2020
Expected dividend yield	3.10%
Expected stock price volatility	43.50%
Risk-free interest rate	0.43%
Expected average term (years)	5.6
Weighted average share price per share (US$)	4.13
Weighted average exercise price per share (US$)	4.13
Weighted average fair value per share option (US$)	1.21

16

MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of Philippine peso, except share and per share data)

23.	Share Incentive Plans – continued

Melco Share Incentive Plan – continued

Share Options – continued

A summary of share options activity under the Melco Share Incentive Plan as of June 30, 2020, and changes for the six months ended June 30, 2020 are presented as follows:

	Number of Share Options	Weighted Average Exercise Price per Share US$
Equity-settled
Outstanding as of January 1, 2020	—	—
Granted	443,556	4.13

Outstanding as of June 30, 2020	443,556	4.13

Exercisable as of June 30, 2020	—	—

The exercise price and the weighted average remaining contractual term of the above equity-settled share options outstanding as at the date indicated are as follows:

	June 30, 2020
Exercise Price per Share (US$):	Number of Share Options Outstanding	Weighted Average Remaining Contractual Term (Years)
4.13	443,556	9.75

Restricted Shares

For the six months ended June 30, 2020, the grant date fair value for restricted shares granted under the Melco Share Incentive Plan was determined with reference to the market closing price of Melco’s ADS trading on the Nasdaq Global Select Market on the date of grant. These restricted shares have vesting periods of three years.

17

MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of Philippine peso, except share and per share data)

23.	Share Incentive Plans – continued

Melco Share Incentive Plan – continued

Restricted Shares – continued

A summary of restricted shares activity under the Melco Share Incentive Plan as of June 30, 2020, and changes for the six months ended June 30, 2020 are presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value US$
Equity-settled
Unvested as of January 1, 2020	—	—
Granted	236,475	4.13

Unvested as of June 30, 2020	236,475	4.13

24.	Segment Information

The Group’s segment information for capital expenditures is as follows:

	Three Months Ended June 30,				Six Months Ended June 30,
	2020 (Unaudited)		2019 (Unaudited)		2020 (Unaudited)		2019 (Unaudited)
Total capital expenditures – All in the Philippines at City of Dreams Manila(1)	₱	62,700	₱	201,941	₱	256,367	₱	866,830

(1)

For the three and six months ended June 30, 2020 and 2019, the amounts of total capital expenditures did not include the adjustments for reversal of costs of ₱6,423 (2019: ₱10,603) and ₱6,423 (2019: ₱60,472), respectively.

18

MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of Philippine peso, except share and per share data)

24.	Segment Information – continued

The Group’s segment information on its results of operations is as follows:

	Three Months Ended June 30,				Six Months Ended June 30,
	2020 (Unaudited)		2019 (Unaudited)		2020 (Unaudited)		2019 (Unaudited)
NET OPERATING REVENUES
The Philippines – City of Dreams Manila	₱	387,248	₱	9,171,599	₱	6,035,702	₱	16,677,949

ADJUSTED EBITDA(1)
The Philippines – City of Dreams Manila	(₱	1,113,658)	₱	4,293,980	₱	402,129	₱	7,473,196

OPERATING COSTS AND EXPENSES
Payments to the Philippine Parties		141,904		(1,201,892)		(250,443)		(1,938,025)
Pre-opening costs		—		364		—		364
Depreciation and amortization		(868,293)		(1,026,370)		(1,752,209)		(2,072,582)
Share-based compensation		(15,756)		(12,034)		(25,027)		(28,187)
Corporate expenses		(195,983)		(387,252)		(429,004)		(762,722)
Property charges and other		(11,089)		(2,619)		(11,089)		(177,086)

Total Operating Costs and Expenses		(949,217)		(2,629,803)		(2,467,772)		(4,978,238)

OPERATING (LOSS) PROFIT		(2,062,875)		1,664,177		(2,065,643)		2,494,958

NON-OPERATING INCOME (EXPENSES)
Interest income		26,590		17,963		51,992		23,197
Interest expenses		(545,679)		(544,992)		(1,092,432)		(1,087,826)
Foreign exchange gains (losses), net		522		(210)		8,294		(13,238)

Total Non-operating Expenses, Net		(518,567)		(527,239)		(1,032,146)		(1,077,867)

(LOSS) PROFIT BEFORE INCOME TAX		(2,581,442)		1,136,938		(3,097,789)		1,417,091
INCOME TAX CREDIT		173,410		3,278		169,402		9,892

NET (LOSS) PROFIT	(₱	2,408,032)	₱	1,140,216	(₱	2,928,387)	₱	1,426,983

(1)

“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, payments to the Philippine Parties, pre-opening costs, share-based compensation, corporate expenses, property charges and other, and other non-operating income and expenses. The chief operating decision-maker uses Adjusted EBITDA to measure the operating performance of City of Dreams Manila and to compare the operating performance of its property with those of its competitors.

19